February 21, 2014

BY EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn:	H. Roger Schwall, Assistant Director

Ronald M. Winfrey

Re:	Glori Acquisition Corp.

Registration Statement on Form S-4

Filed January 16, 2014

File No. 333-193387

Amendment No. 1 to Schedule TO

Filed February 3, 2014

File No. 005-86919

Amendment No. 1 to Schedule TO

Filed February 3, 2014

File No. 005-86919

Ladies and Gentlemen:

Glori Acquisition Corp. (“Infinity”, the “Company”, “we”, “us” or “our”) hereby transmits our response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated February 7, 2014, regarding the filings referenced above. For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Please note that references to specific paragraphs, pages, captioned sections and capitalized terms used but not defined in our responses herein are to Amendment No. 1 to the Form S-4 (the “Form S-4”) filed contemporaneously with this letter. We intend to file revisions to the two tender offers next week in order to conform these filings with the revisions made to the Form S-4.

General

1.	Please provide us with your intended timing for closing the Share Tender Offer and Warrant Tender Offer as well as requesting effectiveness of this Form S-4. In this regard, it appears the Share Tender Offer, Warrant Tender, Redomestication and other related transactions comprise a single investment decision. Consequently, and in order to comply with Section 5 of the Securities Act of 1933, please understand this Form S-4 will need to be effective prior to the expiration of the two tender offers.

Securities and Exchange Commission

February 21, 2014

Response: We confirm our understanding that the Form S-4 will need to be effective prior to the expiration of the two tender offers. We currently contemplate effectiveness of the Form S-4 on or about March 25, 2014 and the expiration of the two tender offers on or about March 28, 2014.

2.	Please revise the disclosure in this Form S-4 to be consistent with disclosure revisions undertaken to address staff comments to the tender offer documents filed on January 10 and January 14, 2014.

Response: We have revised the Form S-4 accordingly.

3.	We understand that Glori Energy, Inc. has recently entered into an agreement to acquire producing oil and gas properties from Petro-Hunt LLC for $40 million. Please update your disclosures to this document to reflect this recent development. Please also clarify whether you will include financial statements for the producing oil and gas properties in your registration statement pursuant to Item 14(e) of Form S-4 and Rule 8-04 of Regulation S-X. If this is not your intention, please submit the analyses that you performed in formulating your view.

Regarding the producing properties that you are acquiring in Wood County, Texas, please provide us with the petroleum engineering reports you used as the basis for the 2.8 MMBOE net proved reserves presented in your February 6, 2014 press release. You may furnish these materials on digital media such as flash drive or compact disk.

The report should include:

a.	One-line recaps in spread sheet format for each well in the field within each proved reserve category including the dates of estimated first production for your proved undeveloped locations.

b.	Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;

c.	Individual income forecasts for all the wells/locations in the proved developed producing, proved developed non-producing and proved undeveloped categories. Please include the Texas Railroad Commission lease numbers for each of the wells.

d.	Engineering exhibits (e.g. maps, rate/time plots, volumetric calculations, analogy well performance) for each of the wells/locations in the proved developed and proved undeveloped categories as well as the AFE/capital cost inventory for each of the five largest (by net equivalent reserves) PUD locations. Please include the production histories for each of the wells and ensure that the decline parameters, EURs and cumulative production figures are presented on the rate/time plots or other convenient location.

Securities and Exchange Commission

February 21, 2014

Response: The Company has revised the Form S-4 to reflect the purchase and sale agreement between Glori Energy Inc. and Petro-Hunt, L.L.C. (“Petro-Hunt”). In addition, we have included abbreviated financial statements for the producing oil and gas properties in the Form S-4 pursuant to Item 14(e) of Form S-4 and Rule 8-04 of Regulation S-X. The Company has provided these abbreviated financial statements pursuant to FRM 2065.11. The interests to be acquired in the transaction represent a portion of Petro-Hunt’s assets and not a segment, division of an entity, or separate legal entity. Petro-Hunt has not previously prepared or maintained separate accounts necessary to present full financial statements for the carve-out of property. With these reporting constraints, the Company believes it is impracticable to prepare full financial statements as required by Regulation S-X.

In response to the Staff’s request for production of the petroleum engineering reports, the Company addresses each of the requests below. The Company is providing the supplemental materials referenced below to the Staff on a supplemental basis.

a.	“One-line recaps in spread sheet format for each well in the field within each proved reserve category including the dates of estimated first production for your proved undeveloped locations.”

The Company is providing the Staff on a supplemental basis an Excel spreadsheet entitled “02b Coke & Area One Liner Summary by well.xlsx”, which provides one-line recaps for each well in the field.

b.	“Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;”

The Company is providing the Staff on a supplemental basis a reserve report entitled “2013 Coke & Area Reserve Report v1-1TM.pdf” (the “2013 Coke Reserve Report”). In the 2013 Coke Reserve Report, the case summaries on page 12 of 85 set forth summary income forecast schedules by proved reserve category as follows:

Case 2 provides Total Proved Reserves (PDP & PUD);

Case 3 provides Total PDP Reserves, all of which are producing; and

Case 36 provides Total PUD Reserves, none of which are producing.

Securities and Exchange Commission

February 21, 2014

c.	“Individual income forecasts for all the wells/locations in the proved developed producing, proved developed non-producing and proved undeveloped categories. Please include the Texas Railroad Commission lease numbers for each of the wells.”

For PUD Reserves, there is currently not enough available information to provide an exact location for each of the intended 30 wells in the Sub-Clarksville, and as such it is not possible to provide the Texas Railroad Commission lease numbers for each of the wells. Appendix B of the 2013 Coke Reserve Report details the Well Production Template used for the PUD production profile. The details on PDP wells can be found in Appendix C of the 2013 Coke Reserve Report.

d.	Engineering exhibits (e.g. maps, rate/time plots, volumetric calculations, analogy well performance) for each of the wells/locations in the proved developed and proved undeveloped categories as well as the AFE/capital cost inventory for each of the five largest (by net equivalent reserves) PUD locations. Please include the production histories for each of the wells and ensure that the decline parameters, EURs and cumulative production figures are presented on the rate/time plots or other convenient location.

Details regarding the categories of information set forth above can be found in Appendix A of the 2013 Coke Reserve Report.

4.	Please provide the exemptions from registration claimed and briefly state the facts relied upon to make the exemption available for the following transactions:

•	Conversion of the 1,437,500 Founders Shares into 1,437,500 shares of Common Stock;

•	Conversion of the 4,820,000 Insider Warrants into 4,820,000 Insider Warrants of Infinity Acquisition;

•	Conversion of the underwriter’s 500,000 unit purchase options of Infinity Corp. into 100,000 shares of Infinity Acquisition’s Common Stock;

•	the warrants issuable pursuant to the Warrant Amendment; and

•	Infinity Acquisition’s issuance to Glori stockholders and warrant holders of 22,953,432 shares of Common Stock.

Response: In response to the Staff’s comment, we are addressing each of the bullet point items in the order of their appearance above.

Securities and Exchange Commission

February 21, 2014

(a)	“Conversion of the 1,437,500 Founders Shares into 1,437,500 shares of Common Stock;”

The exemption from registration claimed for the conversion of the 1,437,500 Founders Shares into 1,437,500 shares of Common Stock is the exemption provided by Section 4(a)(2) of the Securities Act of 1933, as amended, for transactions by an issuer that do not involve a public offering. The offering was made to a limited number of offerees (approximately five) and did not involve any general solicitation or general advertising.

(b)	“Conversion of the 4,820,000 Insider Warrants into 4,820,000 Insider Warrants of Infinity Acquisition;”

The exemption from registration claimed for the conversion of the 4,820,000 Insider Warrants into 4,820,000 Insider Warrants of Infinity Acquisition is the exemption provided by Section 4(a)(2) of the Securities Act of 1933, as amended, for transactions by an issuer that do not involve a public offering. The offering was made to a limited number of offerees (approximately five) and did not involve any general solicitation or general advertising.

(c)	“Conversion of the underwriter’s 500,000 unit purchase options of Infinity Corp. into 100,000 shares of Infinity Acquisition’s Common Stock;”

The exemption from registration claimed for the conversion of the underwriter’s 500,000 unit purchase options of Infinity Corp. into 100,000 shares of Infinity Acquisition’s Common Stock is the exemption provided by Section 4(a)(2) of the Securities Act of 1933, as amended, for transactions by an issuer that do not involve a public offering. The offering was only made to the underwriter and did not involve any general solicitation or general advertising.

(d)	“the warrants issuable pursuant to the Warrant Amendment;”

The warrants issuable pursuant to the Warrant Amendment will either be registered in the Form S-4 or exempt from registration as set forth in 4(b) above.

(e)	“Infinity Acquisition’s issuance to Glori stockholders and warrant holders of 22,953,432 shares of Common Stock.”

The exemption from registration claimed for the Company’s issuance to Glori stockholders and warrant holders of 22,953,432 shares of Common Stock is the exemption provided by Section 4(a)(2) of the Securities Act of 1933, as amended, for transactions by an issuer that do not involve a public offering. The offering was made to a limited number of offerees (approximately 30) and did not involve any general solicitation or general advertising.

Securities and Exchange Commission

February 21, 2014

Summary of the Prospectus, page 1

Background of the Business Combination, page 5

5.	In Infinity Cross Border Acquisition Corp.’s registration statement on Form F-1 filed on July 6, 2012, you disclose the following:

•	"We will seek to acquire one or more growth businesses with a total enterprise value ranging from roughly $32,000,000 to $150,000,000, determined in the sole discretion of our officers and directors according to reasonably accepted valuation standards and methodologies … We do not intend to acquire either a start-up company or a company with negative cash flow."

•	"We will focus on one or more businesses that have predictable revenue streams and definable low working capital and capital expenditure requirements."

•	"In the event that we decide to enter into a business combination with a target business that does not meet the above criteria and guidelines, we will disclose that the target business does not meet the above criteria in our shareholder communications related to our initial business combination, which, as discussed in this prospectus, would be in the form of tender offer documents or proxy solicitation materials that we would file with the Securities and Exchange Commission, or the SEC."

In light of this above disclosure and outside of Glori's potential opportunities in China, please revise your filing to enhance your disclosure to explain why Glori was selected as the acquisition target. Clarify the extent to which any of the other potential targets met these criteria and, if they did, why you did not enter into a transaction with them.

Response: We have revised the Form S-4 on page 6 in response to the Staff’s comment.

6.	Expand the discussion on page 6 to:
•	Explain how you identified the fifty potential targets;
•	Explain how you went from 50 to 20 to 10 then 7 potential targets;
•	Indicate whether Glori was one of the seven companies referenced in the fourth paragraph on page 6; and
•	The nature of the regulatory approval required for Company A

Response: We have revised the Form S-4 on page 6 in response to the Staff’s comment.

Securities and Exchange Commission

February 21, 2014

7.	You disclose on page 7 that “a framework agreement is currently being discussed between Glori and Petro-King.” Please revise your filing and subsequent amendments, as appropriate, to reflect any updates to this framework agreement.

Response: We have revised the Form S-4 on page 7 in response to the Staff’s comment. Further, a copy of the Agency Representation Agreement between Glori and Petro-King is being filed as exhibit 10.5 to the Form S-4.

8.	You disclose on page 8 that “[o]n November 26, 2013, Mr. Chess updated Infinity Corp.’s board of directors on the status of the negotiations with Glori as well as the challenges of completing a transaction with Company A. Mr. Chess gave the board an overview of the terms of the transaction with Glori, the benefits to Infinity Corp.’s investors, and the challenges of closing a transaction with Glori.” Please revise your filing in this section to disclose the challenges Mr. Chess discussed with the Infinity Corp.’s board. Please also revise your disclosure on pages 61-62 to include a discussion of these challenges.

Response: We have revised the Form S-4 on pages 8 and 64 in response to the Staff’s comment.

9.	You disclose on page 5 that “[a]s a condition to entering into the Merger Agreement, Glori required that Infinity Corp. effectuate certain changes with respect to the Infinity Corp. Warrants” and consequently, the Warrant Amendment was entered into. Please revise this section to explain why the company felt it was necessary to provide Glori with this amendment.

Response: We have revised the Form S-4 on page 5 in response to the Staff’s comment.

Material U.S. Federal Income Tax Consequences, page 10

10.	Replace the language “except as otherwise provided.…” to summarize, in reasonable detail, the disclosure under “U.S. Holders That Own Less Than 10 Percent….” And “U.S. Holders that Own Infinity Corp. Securities…”¨ on page 42.

Response: We have revised the Form S-4 on page 10 in response to the Staff’s comment in order to provide a reasonable summary of the disclosure under “U.S. Holders That Own Less Than 10 Percent….” and “U.S. Holders that Own Infinity Corp. Securities…”.

11.	Please provide a tax opinion regarding the effect of the merger on Infinity Acquisition shareholders or tell us why you believe this is unnecessary. Please see Item 601(b)(8) of Regulation S-K and Section III of Staff Legal Bulletin No. 19.

Securities and Exchange Commission

February 21, 2014

Response: A form of tax opinion prepared by Infinity’s legal counsel has been filed as Exhibit 8.1 to the Form S-4 for the Staff’s review.

Price Range of Securities and Dividends, page 19

Dividends, page 19

12.	You disclose here and elsewhere that Glori has four classes of preferred stock. You also disclose that "[Glori's] senior dividend preferences currently materially limit Glori’s ability to pay dividends to the holders of its common stock¨ and that “[i]n the Transaction Merger, all outstanding shares of common stock and preferred stock of Glori will be terminated and in exchange therefor the holders thereof will be entitled to receive their portion of the merger consideration … with holders of Glori preferred stock being treated on an as-converted to Glori common stock basis after giving effect to preferences for each series of preferred stock.” In an appropriate place in your filing, please revise to quantify the preferences each series of preferred stock will receive as part of the merger consideration.

Response: As described in Glori’s Notes to Consolidated Financial Statements, Glori’s Series C and Series C-1 Preferred Stock have certain conversion preferences by which, in the event of a merger or consolidation resulting in a transfer of at least a majority of the voting power of Glori’s shares of capital stock, or a placement of capital shares in one transaction or a series of related transactions to new investors for gross proceeds of at least $10 million, the shares of Series C and Series C-1 Preferred Stock are convertible into Common Stock at the lesser of the then-current Series C and Series C-1 Conversion Price or 40% of the consideration per share of Common Stock to be received from such event. The shareholders of Glori have agreed to calculate the merger consideration allocable to each shareholder taking the foregoing preference into account. No other preferences are applicable. We have amended the Form S-4 on page 21 accordingly.

Risk Factors, page 20

13.	You disclose on page 9 that “Infinity Corp.’s directors and officers have interests in the Business Combination that are different from, or in addition to, the interests of its shareholders” and you quantify these interests on pages 9-10. Please revise your disclosure in both your Summary Risk Factors and Risk Factors section to quantify and disclose these conflicts of interests.

Response: We have revised the Form S-4 on pages 17 and 36 in response to the Staff’s comment.

Securities and Exchange Commission

February 21, 2014

The AERO System is currently useable only in oil reservoirs with specific characteristics, which limits the potential market for Glori’s services., page 22

14.	We note your statement that “…the reservoir must be waterflooded, or a candidate for waterflooding, must be composed of sandstone, must have permeability greater than 50 milli-darcies and must have a suitable water source. Glori believes that these requirements mean that approximately 50% of the world’s oil recovery comes from reservoirs that are not suitable for the AERO System…” This implies to us that the remaining 50% of the world’s reservoirs are suitable. Please explain to us how you determined the significance of all the above parameters’ values, e.g. permeability greater than 50 millidarcies. Clarify whether you believe half of all oil reservoirs are suitable for application of your AERO system.

Response: For an oil reservoir to be suitable for the AERO System, the reservoir must be waterflooded, must be composed of sandstone, must have a permeability range greater than 50 milli-darcies and must have a suitable watersource. Glori is providing to the Staff on a supplemental basis the Nehring Associates, Inc. data (the “Nehring Data”) in the file entitled “Nehring Data.pdf”. The Nehring Data indicates that 68.9% (106,537,945 ÷ 154,702,658) of the oil recovered in the United States comes from sandstone reservoirs. Glori is also providing the Staff on a supplemental basis data from Knowledge Reservoir, an engineering consultant firm, and additional data from the University of Wyoming Enhanced Oil Recovery Institute in an Excel spreadsheet entitled “US-Sandstone Field K higher 50 mD.xlsx” (the “Knowledge Reservoir Data”). The Knowledge Reservoir Data indicates that approximately 75.5% of the oil produced from sandstone reservoirs comes from reservoirs having a permeability range greater than 50 milli-darcies. Finally, Glori has completed injection water analysis on 10 fields for AERO System projects. Of these 10 fields, one would not support AERO System without a material cost increase due to an unsuitable water source and lack of an alternative water source. Based on the Nehring Data, the Knowledge Reservoir Data and Glori’s experience with water sources, approximately 46.8% (0.689 multiplied by 0.755 multiplied by 0.9. = 0.468) of the oil recovered in the United States is recovered from oil reservoirs with characteristics suitable for the AERO System. Based upon knowledge gained from prior worldwide implementations of predecessor technologies and knowledge of worldwide geological characteristics, it is Glori’s belief that the characteristics of worldwide oil reservoirs relevant to the AERO System are sufficiently similar to those same characteristics in United States reservoirs to support Glori’s belief that the AERO System could be applied in up to 46% of the world’s reservoirs once they reach waterflood stage.

We have revised the disclosure on page 24 to state that Glori believes that the AERO System could be applied in up to 46% of the world’s reservoirs. The percentage changed from 50% to 46% to take into account management’s revised specification that the AERO System requires sandstone reservoirs with permeability range greater than 50 milli-darcies, rather than permeability range greater than 25 milli-darcies as had been previously modeled.

Securities and Exchange Commission

February 21, 2014

Glori's estimated proved reserves are based on many assumptions that may turn out to be inaccurate. The actual quantities and present value of Glori’s proved reserves may prove to be materially lower than it has estimated., page 28

15.	You state that your reserve information is reviewed by independent reserve engineers. On page F-30 you state that your proved reserve estimates were based on reports prepared by your independent petroleum engineers. Please amend your document by identifying the engineer and by filing the engineer’s report as required by Item 1202(a)(8).

Response: We have revised the Form S-4 to identify the reserve engineer on pages 85 and 96. We have filed the referenced independent reserve report as Exhibit 99.1 to the Form S-4.

16.	Please provide us with the petroleum engineering reports you used as the basis for your December 31, 2012 proved reserves disclosures as referenced on page F-30. You may furnish these materials on digital media such as flash drive or compact disk.

The report should include:

a)	One-line recaps in spread sheet format for each well in the field with proved reserves;

b)	Total company summary income forecast schedules for each proved reserve category;

c)	Individual income forecasts for all the wells in the proved developed category;

d)	Engineering exhibits (e.g. maps, rate/time plots, volumetric calculations, analogy well performance) for each of the wells in the proved developed category as well as the AFE/capital cost inventory for each of the wells in the field. Include a line item listing for the components of the future production costs that are projected in the report. Please distinguish those costs associated with microbial recovery from costs required for conventional operations. Please ensure that the decline parameters, EURs and cumulative production figures are presented on the rate/time plots.

Response: In response to the Staff’s request for production of the petroleum engineering reports, the Company addresses each of the requests below. The Company is providing the materials referenced below to the Staff on a supplemental basis.

a.	“One-line recaps in spread sheet format for each well in the field within each proved reserve category including the dates of estimated first production for your proved undeveloped locations.”

Securities and Exchange Commission

February 21, 2014

In response to the Staff’s request, the Company is providing the Staff on a supplemental basis an Excel spreadsheet entitled “2012 Etzold Well by Well Summary.xlsx”, which provides one-line recaps for each well in the field.

b.	“Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;”

In response to the Staff’s request, the Company is providing the Staff on a supplemental basis the applicable reserve report in a file entitled “2012 Etzold Unit Reserve Report Final (Full Version) 1-1-13” (the “2012 Etzold Reserve Report”).

c.	“Individual income forecasts for all the wells/locations in the proved developed producing, proved developed non-producing and proved undeveloped categories. Please include the Texas Railroad Commission lease numbers for each of the wells.”

In response to the Staff’s request, the Company is providing the Staff on a supplemental basis the 2012 Etzold Reserve Report. We advise the Staff that, because the wells are located in Kansas, no Texas Railroad Commission lease numbers exist for the wells.

d.	Engineering exhibits (e.g. maps, rate/time plots, volumetric calculations, analogy well performance) for each of the wells/locations in the proved developed and proved undeveloped categories as well as the AFE/capital cost inventory for each of the five largest (by net equivalent reserves) PUD locations. Please include the production histories for each of the wells and ensure that the decline parameters, EURs and cumulative production figures are presented on the rate/time plots or other convenient location.

In response to the Staff’s request, the Company is providing the Staff on a supplemental basis the 2012 Etzold Reserve Report.

Material U.S. Federal Income Tax Consequences, page 35

17.	Identify counsel upon whose opinion this disclosure is based.

Response: We have revised the Form S-4 on page 41 in response to the Staff’s comment.

Securities and Exchange Commission

February 21, 2014

The Merger Agreement, page 48

Minimum Cash Requirement, page 50

18.	You disclose here and elsewhere that there is a $25.0 million cash requirement. You also disclose here and elsewhere that this minimum includes amounts received from the PIPE Investment which will be for an amount is between $8.5 million and $25.0 million” while elsewhere, such on pages 4 and 120, you disclose the amount is between $8.5 million and $17.0 million. In this regard, we note Section 4.25 of the Merger and Share Exchange Agreement filed as Exhibit 2.1 states this range is $8.5 million to $25 million. Please clarify or revise.

Response: We have revised the Form S-4 pages 4, 53 and 137 to clarify and revise the referenced disclosure. In summary, Infinity is required to have at least a $25.0 million balance (including the proceeds of the PIPE Investment) to close the Transaction Merger. The PIPE Investment is required to be between $8.5 million and $17.0 million, as necessary to cause us to meet the $25.0 million balance at the closing of the Transaction Merger (assuming that at least $8.0 million remains in the Trust Account at the closing of the Share Tender Offer). In addition to the foregoing, the PIPE Investment includes an optional $8.0 million investment, raising the maximum possible amount invested pursuant to the PIPE Investment to $25.0 million.

Unaudited Condensed Combined Pro Forma Financial Statements, page 63

19.	We understand from your disclosure on page 12 that you plan to account for the transaction with Glori Energy, Inc. as a reverse merger. Please expand your introductory pro forma note and other related disclosures (i) to clarify this point, (ii) to describe the reasons and expectations for control and ownership, and (iii) to explain how portrayal of the reverse merger in the Form 8-K that will be required within four days of completing the transaction and in subsequent periodic reports will differ from the pro forma information in your registration statement, particularly as it relates to the difference in fiscal year-ends, also specifying the fiscal period to be used in your future periodic reporting.

Response: We have revised the Form S-4 on page 12, 51 and 66 in response to the Staff’s comment.

20.	We note your disclosure indicating you have excluded the 2013 first quarter operating results of Glori Energy, Inc. in compiling your pro forma information for the six months ended September 30, 2013. Please modify your pro forma Statement of Operations to include two additional columns, showing (i) the operating results of Glori Energy, Inc. that are reported in the accompanying historic financial statements, and (ii) the first quarter results being eliminated to derive the interim activity utilized in compiling your pro forma presentation.

Securities and Exchange Commission

February 21, 2014

Response: We have revised the Form S-4 on page 74 in response to the Staff’s comments by adding a table in footnote 8 to reconcile the effects of the first quarter results being eliminated.

21.	Please revise your disclosures to clarify the significance of your footnotes (1) on pages 69 and 70, stating that your pro forma statements "only reflect adjustments that would not have occurred assuming the business combination was consummated as of the beginning..." of the period presented. Any pro forma adjustments to the Statements of Operations should be (i) directly attributable to the transaction, (ii) expected to have a continuing impact, and (iii) factually supportable to comply with Rule 11-02(b)(6) of Regulation S-X.

Response: We have revised the Form S-4 on page 72 in response to the Staff’s comments.

22.	We note your disclosures in footnotes (2) and (3) on page 69, and footnote (2) on page 70, explaining that you are excluding by way of pro forma adjustments the historical accounting for derivatives and warrants because these “do not exist in the business combination." Please expand your disclosures to further clarify how the particular terms of the transaction necessarily eliminate the securities to which these pro forma adjustments relate, or necessarily require extinguishment as a condition to the merger if this is your contention. Submit any details that you believe will be helpful in illustrating how these adjustments conform to Rule 11-02(b)(6) of Regulation S-X (e.g., are directly attributable to the merger as opposed to an expected consequence of the merger). Any pro forma adjustments that do not meet this criteria should be eliminated from your presentation.

Response: We have revised the Form S-4 on page 72 in response to the Staff’s comments.

Glori Business, page 71

23.	We note the omission of the information required by Items 1204 and 1208 of Regulation S-K. Please amend your document to include this information.

Response: We have revised the Form S-4 on pages 94 through 96 to include the disclosures required by Items 1204 and 1208 of Regulation S-K.

24.	You disclose on page 77 that “Glori believes its intellectual property and decades of research provide it with a strong competitive advantage and creates a high barrier to entry” and on page 29 that “Glori’s success depends on its proprietary information and technology.” Please revise to include the information required under Item 101(c)(1)(iv) of Regulation S-K.

Securities and Exchange Commission

February 21, 2014

Response: We have revised the Form S-4 on page 92 to include the disclosures required by Item 101(c)(1)(iv) of Regulation S-K. See the section titled “Intellectual Property Portfolio”.

25.	Please provide the company’s basis for its belief for the following statements:

•	“its AERO System is superior to traditional enhanced oil recovery technologies both technologically and environmentally,” page 73;

•	“the AERO System is able to recover oil that other non-microbial enhanced oil recovery methods cannot,” page 73;

•	"its AERO System [presents] the lowest capital expenditure profile of any enhanced oil recovery technology since it requires no new meaningful infrastructure investment. In addition, Glori considers oil produced using its AERO System to have a distinct cost advantage over many renewable energy sources, including biofuels, in that the oil can be sold directly into existing markets using existing infrastructure,” page 73;

•	“the AERO System is better developed, has higher efficacy and is more broadly applicable than these other technologies,” page 80; and

Please mark your furnished support or provide page references in your response to the sections you rely upon for each specific statement. To the extent you are unable to provide support, please delete the relevant statement.

Response: In response to the Staff’s comment, we are addressing each of the bullet point items in the order of their appearance above.

a.	“its AERO System is superior to traditional enhanced oil recovery technologies both technologically and environmentally,” page 73;

We have revised the Form S-4 on page 78 to clarify that the AERO System is superior to traditional enhanced oil recovery technology both economically and environmentally. With respect to the environmental impact of the AERO System versus traditional enhanced oil recovery technologies, please see the section titled “Clean alternative to traditional enhanced oil recovery” in the Form S-4. In addition, please see below for a summary of the costs and environmental risks associated with the following traditional enhanced oil recovery technologies (which we describe in the section titled “Traditional Enhanced Oil Recovery Technologies” as thermal injection, gas injection, and chemical injection):

Securities and Exchange Commission

February 21, 2014

Thermal Injection: High pressure superheated steam is pumped into an oil well to increase the temperature and lower the viscosity of the oil, making it easier to displace from the sand. The cost of the steam generation equipment and pressure pumps is significant and the energy use to implement this process is high.

Gas Injection: Carbon dioxide, or CO2, is sourced generally from underground deposits. The process requires that the structure is drilled to access the CO2, which is then piped to the project site. The capital cost for this process and its infrastructure is significant. The environmental impact is seen in the infrastructure development as well as CO2 which is inevitably released into the atmosphere during the process. Once the CO2 has reached the producing well, it must be extracted, cleaned and then re-injected or disposed of in a safe way. This process is expensive and results in a sizable carbon dioxide or greenhouse gas footprint.

Chemical Injection: Large quantities of chemicals must be manufactured and then transported to the wellsite where they are blended with the water to be injected into the reservoir. Surfactants lower the interfacial tension of the oil, making it easier to move, and polymers increase the viscosity of the water, improving its ability to displace oil. The chemical injection process results in a large quantity of non-native chemicals or polymers being injected into the reservoir. The surfactants and polymers can be considered environmentally aggressive and the process to manufacture them and deliver them to the reservoir in bulk is expensive.

In contrast to the three traditional enhanced oil recovery techniques described above, the AERO System requires minimal additional infrastructure to implement and there is no new disruption to the environment from its implementation.

b.	“the AERO System is able to recover oil that other non-microbial enhanced oil recovery methods cannot,” page 73;

We have revised the Form S-4 on page 78 to indicate that Glori believes the AERO System can recover oil that traditional enhanced oil recovery methods cannot economically recover due to their higher costs. We also refer the Staff to the discussion under our response to comment 25(a), above.

c.	"its AERO System [presents] the lowest capital expenditure profile of any enhanced oil recovery technology since it requires no new meaningful infrastructure investment. In addition, Glori considers oil produced using its AERO System to have a distinct cost advantage over many renewable energy sources, including biofuels, in that the oil can be sold directly into existing markets using existing infrastructure,” page 73;

Securities and Exchange Commission

February 21, 2014

We have revised the Form S-4 on page 78 to clarify that Glori views the AERO System as presenting the lowest capital expenditure profile of any traditional enhanced oil recovery technology. We also refer the Staff to the discussion under our response to comment 25(a), above.

Glori believes that the AERO System has a cost advantage over biofuels because the incremental oil that is produced using the AERO System is the same as the oil produced from a reservoir not using the AERO System, and thus can be sold directly into the existing markets. Biofuels and other renewable energy sources, once produced, require additional validation processes and refinement before these products can be sold. In addition, as compared to biofuels and other renewable energy sources, the AERO System does not require plant or infrastructure related investments, as incremental oil leverages existing wells and related existing infrastructure. In addition, unlike many biofuels, the AERO System does not require government subsidies or support to reach economic viability.

d.	“the AERO System is better developed, has higher efficacy and is more broadly applicable than these other technologies,” page 80;

We have deleted the relevant disclosure from the Form S-4.

Glori Technology Services, page 72

26.	We note your statement, “Glori’s initial results on commercial field deployment indicate that the AERO System may recover up to 20% of the oil that remains trapped in a reservoir after the application of conventional oil recovery operations, and may improve total production rates by 60% to 100%. Based on commercial applications, Glori believes that, excluding minimal upfront capital investment, Glori’s technology can recover incremental oil at an operating cost of less than $6 per barrel, depending on the size and life of the project. Glori believes that this incremental oil would not have been recovered without implementation of the AERO System”. Please illustrate for us, with reasonable detail, the methods/calculations you used to arrive at the underlined conclusions. Include the figures for important parameters, e.g. production rates, recovery efficiencies, production costs. Please also revise to clarify whether or not this $6/barrel amount includes R&D and SG&A.

Securities and Exchange Commission

February 21, 2014

Response: With respect to the conclusion regarding oil recoverable from the reservoir and the improvement in production rates, we refer the Staff to a paper Glori published with Merit Energy Company and Statoil, presented at a July 2011 Society of Petroleum Engineers conference discussing the Stirrup field pilot well. By December 31, 2010, approximately 17,600 barrels of incremental oil had been produced from this well after implementation of the AERO System. The paper also states that, due to the AERO System implementation, the daily production rate of oil increased 60% to 100% from the initial rate for this well and predicts that the ultimate cumulative oil that is produced in the well will increase by an additional 9-12% of original oil in place, or OOIP, in the pilot area of the field, or approximately 40,000 incremental barrels of oil over the remaining economic life of the well. Daily production rate data obtained from the end of 2010 through September 2011 from the pilot area producer well is consistent with the 60% to 100% daily production rate increase described in the paper, which was calculated based on data obtained from the inception of the pilot project in May 2010 through the end of 2010. Glori believes that its pilot project results are a valid representation of potential production rate increases and yield recovery to be expected from the application of its AERO System in other potential sites. These results are reinforced by Glori’s laboratory data from core floods, which test recovery processes under simulated reservoir conditions using a plug, or core of reservoir rock from the project area, and historical implementations of predecessor technologies by it. We have filed a copy of this paper as Exhibit 99.2 to the Form S-4 and we have updated the disclosure in the Form S-4 on page 77 to reflect the foregoing.

With respect to the operating cost conclusion, we have revised the disclosure in the Form S-4 on page 77 to state that we expect future operating costs to be approximately $6 per barrel. We are providing to the Staff on a supplemental basis an Excel file entitled “Unit economics.xlsx”, which shows Glori’s calculation of operating costs regarding oil recovered from the Stirrup field pilot well, reflecting the operating cost of approximately $6.26 per barrel.

With respect to the statement that “Glori believes that this incremental oil would not have been recovered without implementation of the AERO System”, we refer the Staff to the discussion in our response to comment 25(a), above.

27.	On page 73, you state “Glori estimates the annual incremental production opportunity for oil producers using the AERO System to be greater than $10 billion…”. Please furnish to us the figures and calculations you used to arrive at the $10 billion amount.

Response: According to EIA data, available at http://www.eia.gov/dnav/pet/pet_crd_crpdn_adc_mbblpd_a.htm, the U.S. has produced more than 5 million barrels of oil per day for the last five years. Based on this daily production, Glori’s projected 60% improvement in production rate, and an assumed price of $95 per barrel for oil, we can estimate the annual incremental production opportunity for oil produces as follows:

5,000,000 barrels/day * 60% uplift * 365 days in a year * $95/barrel = $104,025,000,000

Assuming a 10% market share for the AERO System, this means the annual incremental production opportunity for oil producers using the AERO System will be $10,402,500,000, which is greater than $10 billion.

Securities and Exchange Commission

February 21, 2014

28.	Glori is focused on the United States and Canada as initial target markets for its AERO System, and is additionally exploring opportunities to develop projects in the Middle East, initially in Oman, and South America, initially in Brazil. Glori’s target market represents over 1 trillion barrels of proved reserves, nearly 80% of the world.” With reasonable detail, please illustrate for us the procedures and figures you used to calculate the underlined volumes. Alternatively, you may delete this statement from your document.

Response: We have deleted the referenced disclosure from the Form S-4.

29.	We note your statement, “Glori has verified this process by continuous operation of an oil field pilot project for more than three years during which no significant change in the n-alkane distribution…”. Please expand this to discuss the significance of n-alkane analysis.

Response: In response to the Staff’s comment, we have revised the disclosure in the Form S-4 on page 78.

Technology, page 73

Glori's Technology, page 73

30.	Please revise to explain why it is beneficial that microbes residing in oil reservoirs use oil as a “substrate,”¨ and please define this term in context.

Response: In response to the Staff’s comment, we have revised the disclosure in the Form S-4 on page 78 and have deleted the reference to the term “substrate”.

Glori's Competitive Strengths, page 76

31.	We note the statement, “Glori has not only demonstrated the commercial efficacy of its technology, but has passed the significant milestone of one million incremental gallons of oil produced via the AERO System.” Please furnish to us a spread sheet that presents the incremental oil volumes, the periods of recovery and a description of the properties that produced the million gallons of incremental oil.

Response: We are providing to the Staff on a supplemental basis a file entitled “Million gallon milestone.docx” (the “AERO Memo”) as support for the disclosure that the AERO System has produced more than 26,800 incremental barrels of oil. 26,800 barrels equals 1,125,600 gallons of oil (26,800 barrels multiplied by 42 gallons per barrel), thus supporting the statement that Glori has passed the milestone of one million incremental gallons of oil produced via the AERO System.

Securities and Exchange Commission

February 21, 2014

Milestones and Commercialization Strategy, page 77

32.	We note your statement “Glori has determined through field sampling and laboratory testing that hydrocarbon bearing reservoirs contain microbes that are capable of utilizing the residual hydrocarbon to grow, and in doing so create biomass as biofilms.” Please clarify whether all hydrocarbon bearing reservoirs contain microbes suitable for enhanced recovery.

Response: We have revised the referenced disclosure in the Form S-4 on page 82 in response to the Staff’s comment. Below is a table that shows tested systems which we are providing to the Staff on a supplemental basis. The data shows that, from the sample set we have tested, 80% of hydrocarbon bearing reservoirs contain microbes suitable for enhanced recovery. For those that do not show evidence of viable microbes, there is associated “source water” (usually from a subterranean reservoir at a different depth from the target reservoir) that does contain viable microbes.

	Evidence of viable microbes in:
	Production system	Source water	Production + Source Water
Reservoirs tested	18	6	6
Positive findings	83%	100%	100%

Acquisitions, page 78

33.	Please furnish to us the daily operations narratives and production figures for the North Etzold property that supports your statement of a production increase of 45%. Include the reservoir properties such as permeability, rock type and cumulative production.

Response: We are providing the Staff on a supplemental basis a file entitled “2014-02-10-SEC Question 33.xlsx”, which sets forth the daily production by well for the Phase 1 development of the North Etzold property. The 45% production increase is derived from the Phase 1 implementation of the AERO System, which consisted of 3 producing wells (1-1, 2-1 and 2-5). Well 2-5 was not a target for receiving any AERO System benefit due to its location. This file also provides a chart that sets forth the aggregated production for wells 1-1 and 2-1 along with pre and post AERO System decline trends. As set forth in this chart, production increased from just over 14 barrels of oil per day to 21 barrels of oil per day soon after implementation of the AERO System, which corresponds to an increase of approximately 45%. We have revised the referenced disclosure in the Form S-4 on page 85 to reflect the foregoing.

Securities and Exchange Commission

February 21, 2014

Customers, page 79

34.	You disclose in this section that “[d]uring 2013, three individual E&P companies each exceeded 10% of Glori's total service revenues for the year” and on page 21 that "Glori's revenue to date has been derived from a limited number of customers, and the loss of any of these customers could materially harm its business, financial condition and results of operations." Please revise to provide the information required under Item 101(c)(1)(vii) of Regulation S-K.

Response: We have revised the Form S-4 on page 84 in response to the Staff’s comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Glori, page 82

Liquidity and Capital Resources, page 88

35.	You disclose in this section that “[d]uring the twelve months after completion of Transaction Merger, Glori expect [sic] its principal sources of liquidity to be the cash provided by the Transaction Merger, cash flows from operating activities and borrowings under an anticipated new credit facility to be used for financing oil property acquisitions¨ and that “Glori expects these amounts will fully fund its capital expenditure requirements and working capital needs for at least the next twelve months.” You also disclose that “Glori believes that it will have sufficient liquidity and capital resources to meet its current operating requirements and expansion plans for the next twelve months.” Please revise this section to describe and quantify Glori’s anticipated capital expenditure requirements and expansion plans for the next twelve months. Please see Item 303(a) of Regulation S-K.

Response: We have revised the Form S-4 on page 105 in accordance with the Staff’s comment.

Compensation of Directors and Officers, page 109

36.	Please revise this section to provide Glori's compensation for the 2013 fiscal year. Please see Regulation S-K Compliance and Disclosure Interpretation 217.11, available on the SEC website.

Response: We have revised the Form S-4 on page 126 in accordance with the Staff’s comment.

Securities and Exchange Commission

February 21, 2014

Security Ownership of Certain Beneficial Owners and Management, page 113

37.	Please revise to identify the person(s) with dispositive and voting power over shares held by Energy Technology Ventures, LLC.

Response: We have revised the Form S-4 on pages 133 and 135 in accordance with the Staff’s comment.

Certain Relationships and Related Transactions, page 119

38.	Please revise this section to include the Sponsor loans discussed on page 5. Your disclosure in the last paragraph on page 119 is insufficient in this regard. Please see Item 404(a)(1), 404(a)(5) and 404(d) of Regulation S-K.

Response: We have revised the Form S-4 on page 137 in response to the Staff’s comment.

Financial Statements, page F-1

39.	Please confirm your plan to update the historical and pro forma financial statements of Infinity Cross Border Acquisition Corporation and Glori Energy, Inc. through December 31, 2013 by February 12, 2014, and February 18, 2014, respectively, to comply with Rule 8-08 of Regulation S-X, if your registration statement is not effective prior to these dates. Please also confirm your plan for reporting your reverse merger pursuant to Item 5.01(a)(8) of Form 8-K, within four business days of completing the transaction, including the audited financial statements of Glori Energy, Inc. through December 31, 2013; and if you do not intend to retain the Glori Energy, Inc. fiscal year-end of December 31, your plan to file the transition report required by Rule 13a-10 of Regulation 13A.

Response: We confirm our plan to update the historical and pro forma financial statements of Infinity Cross Border Acquisition Corporation and Glori Energy Inc. through December 31, 2013, in compliance with Rule 8-08 of Regulation S-X before effectiveness of the Form S-4. We further confirm our plan for reporting the reverse merger pursuant to Item 5.01(a)(8) of Form 8-K within four business days of completing the transaction. We further confirm that we intend to retain the Glori Energy Inc. fiscal year-end of December 31.

Notes to Consolidated Financial Statements, page F-7

Quantities of Proved Reserves, page F-31

40.	We note the significant changes to your proved reserves: 2011 and 2012 revisions and 2012 acquisitions. FASB ASC Paragraph 932-235-50-5 requires “appropriate explanation of significant changes” for line items in the reconciliation of your disclosed proved reserves. Please amend your document to explain the details/circumstances of the reserve changes in 2011 and 2012.

Securities and Exchange Commission

February 21, 2014

Response: We have revised the Form S-4 on page F-31 in response to the Staff’s comment.

Exhibits

41.	Please file all material agreements. For example, it does not appear the following are filed:

•	Form of Amendment No. 1 to the Warrant Agreement; and

•	the $8 million loan facility with Hercules Technology Growth Capital

Moreover, it does not appear that the financing transactions referenced on page 90 are filed. Please thoroughly review your filing for compliance with this comment. Please see Item 601(b)(10) of Regulation S-K.

Response: We have filed the relevant material agreements as Exhibits 10.5 through 10.11 to the Form S-4 in response to the Staff’s comment.

Amendment No. 1 to Schedules TO-I filed February 3, 2014

42.	Please refer to your response to prior comment 4 of the letter related to the tender offers dated January 28, 2014. You indicate you intend to aggregate the number of persons exercising appraisal rights with persons who choose to tender in the offer. This response suggests that there is an additional condition to the offer that no more than a certain percentage of shareholders exercise their appraisal rights. Please advise or revise your disclosure to specify any and all conditions to your offer.

Response: We hereby advise the Staff that as of the date of this letter, no shareholders of Infinity have exercised their appraisal rights under BVI law. In addition, Infinity does not expect any shareholders to exercise their appraisal rights prior to February 23, 2014, the last day shareholders may exercise such rights under BVI law. In any event, since the expiration date of the tender offer is currently March 17, 2014, Infinity will know whether any shareholders have exercised their appraisal rights far in advance of the expiration of the tender offer.

In the event no shareholders exercise their appraisal rights, Infinity does not believe an amendment of the Schedule TO will be necessary since the number of Ordinary Shares subject to the tender offer will remain at 4,750,000. In the event holders of 2% or more of the outstanding Ordinary Shares exercise their appraisal rights by February 23, 2014, then shortly thereafter, Infinity will amend its Schedule TO to decrease the number of Ordinary Shares subject to the tender offer by the number of Ordinary Shares for which appraisal rights have been exercised. Infinity acknowledges that such an amendment would be a material change in the information previously disseminated to shareholders and would disseminate the revised disclosure promptly to shareholders and extend the tender offer for ten business days from the date that such changes to the tender offer materials are disseminated to shareholders.

Securities and Exchange Commission

February 21, 2014

In the event shareholders owning less than 2% of the outstanding ordinary shares exercise their appraisal rights by February 23, 2014, then Infinity may either: (a) amend its Schedule TO as described in the previous paragraph or (b) determine that if the number of ordinary shares that are either tendered or for which appraisal rights have been exercised exceeds 4,750,000, it will exercise the 2% Increase provision set forth in the Schedule TO and accept for payment in the tender offer an additional number of shares, which together with the ordinary shares for which appraisal rights were exercised, will not exceed 2% of Infinity’s outstanding ordinary shares. In such case, Infinity will not amend the tender offer or extend the expiration date, other than to disclose the number of ordinary shares for which appraisal rights have been exercised.

43.	We note that the press release accompanying the Schedule TO-I/A continues to contain language that is inconsistent with the requirements set forth in Exchange Act Rule 13e-4(d)(2) and 13e-4(e)(3). Please revise future filings, inclusive of exhibits, in the manner set forth on page 26, as amended.

Response: We will revise all future filings, inclusive of exhibits, to clarify that we will publicly revise our filings as required under Rule 13e-4(d)(2) and Rule 13e-4(e)(3) under the Exchange Act or any other federal securities laws.

44.	We note your response to prior comment 7 and reissue the comment. Please provide the analysis requested, with specific reference to the potential effect referenced in Rule 13e-3(a)(3)(ii)(B).

Response: We respectfully advise the Staff that, for the reasons set forth below, Infinity concluded that Rule 13e-3 (“Rule 13e-3”) promulgated under the Exchange Act would not be applicable to the tender offer.

An issuer’s obligation to comply with Rule 13e-3 arises from its engagement in a Rule 13e-3 transaction (or series of transactions) which has a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the following effects:

(A) causing any class of equity securities of the issuer which is subject to section 12(g) or section 15(d) of the Exchange Act to become eligible for termination of registration under Exchange Act Rules 12g-4 or 12h-6 or causing the reporting obligations with respect to such class to become eligible for termination under Exchange Act Rule 12h-6; or suspension under Exchange Act Rule 12h-3 or Section 15(d) of the Exchange Act; or

Securities and Exchange Commission

February 21, 2014

(B) causing any class of equity securities of the issuer which is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association.

We determined that Rule 13e-3 was not applicable to the tender offer for the following reasons:

First, prior to and at the time the tender offer was commenced, Infinity had less than 300 record holders of its securities and was therefore eligible, prior to commencing the tender offer, to terminate the registration of its ordinary shares under Section 12g-4 and to suspend its obligation to report under Rule 12h-3 and Section 15(d). Pursuant to CD&I 104.01 of Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3, a transaction is not deemed to have “caused” a class of securities to become eligible for termination of registration or suspension of the obligation to report if an issuer was already eligible to terminate the registration under Section 12(g) or to suspend the obligation to report under Section 15(d) since the reduction in the number of security holders would not produce the going private effect specified in Rule 13e-3(a)(3)(ii)(A). Accordingly, the transactions contemplated by the tender offer (the “Transaction”) could not be deemed to have “caused” our ordinary shares to become “eligible” for termination of registration or suspension of our obligation to report since our ordinary shares were eligible for termination/suspension prior to commencement of the tender offer.

Second, Infinity did not commence the tender offer for the purpose of causing its Ordinary Shares to be delisted from the Nasdaq Capital Market (“Nasdaq”). Rather, the tender offer was commenced by Infinity pursuant to its Amended and Restated Memorandum and Articles of Association (as would be required by many SPACs and for every SPAC that is a foreign private issuer), for the mandatory purpose of providing its shareholders the opportunity to redeem their Ordinary Shares in connection with the Transaction. Unlike in conventional tender offers, Infinity’s board of directors has recommended that shareholders of Infinity not tender their Ordinary Shares in the tender offer.

In addition, Infinity intends and desires to remain listed on Nasdaq subsequent to the consummation of the tender offer and the Transaction. In furtherance thereof, Infinity intends to undertake remarketing efforts in connection with the Transaction for the specific purpose of maintaining and broadening its shareholder base and intends to reach out to many shareholders to encourage them to support the Transaction and not to tender their shares in the tender offer. We believe the foregoing actions are reasonably likely to preserve Infinity’s shareholder base and reduce the risk of being delisted from Nasdaq.

Securities and Exchange Commission

February 21, 2014

Furthermore, Infinity believes that it is reasonably likely that the Transaction will have the effect of increasing its shareholder base and thus decreasing the likelihood of its shares being delisted from Nasdaq. Glori, the target in the Transaction, has advised Infinity that, based on its latest shareholder list and taking into account the conversion of preferred stock, and warrantholders, it has approximately thirty beneficial shareholders. We believe that the combination of Infinity’s shareholders following the tender offer, the planned remarketing efforts and the addition of shareholders as a result of the Transaction and the PIPE Investment will provide the combined company with enough shareholders to meet Nasdaq’s requirement.

Finally, even in the event that Infinity has less than the required number of shareholders upon the closing of the Transaction, we do not believe it will be reasonably likely that we will be immediately delisted from Nasdaq. Rather, we believe that Nasdaq will provide us with additional time (between 90-180 days) to regain compliance with Nasdaq’s shareholder requirements. At that time, we would expect the combined companies to be in a much stronger position to expand its shareholder base via either targeted outreach to investors or via sales of additional securities in a private or public offering. The combined companies will also have access to the remaining funds in the Trust Account and the funds from the PIPE Investment and management will be fully focused on increasing Infinity’s shareholder base and ensuring that Infinity retains its Nasdaq listing.

For the foregoing reasons, we do not believe the tender offer (or the Transaction) will have a reasonable likelihood of producing, either directly or indirectly, any of the effects described in Rule 13e-3(a)(3)(ii) under the Exchange Act.

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact our counsel, Stuart Neuhauser, Esq. or Joshua Englard, Esq. at (212) 370-1300.

Very truly yours,

Glori Acquisition Corp.

By:	/s/ Mark Chess
Name: Mark Chess
Title: Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP

Enclosure